December 15, 2010

Lixin Wang, Chairman and
Chief Executive Officer
FusionTech, Inc.
No. 8 Mingshui Road
Changchun, Jilin Province, China

  RE: **FusionTech, Inc.**
    Form 8-K
    Filed November 22, 2010;
    Form 10-K Fiscal Year Ended January 31, 2010
    Filed April 1, 2010 and amended November 19, 2010
    File No. 000-53837

Dear Mr. Wang:

 We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide a brief discussion of each of the transactions that ultimately resulted in the current structure of the company.   For example, please disclose the transactions in connection with Mr. David Lu's share acquisition. Also, please disclose the merger between ZapNaps Inc and FusionTech and explain the purposes of the merger.

Description of our Company

Description of FusionTech, page 1

2. We note statements made such as but not limited to, "[W]e believe we are a leading designer and manufacturer of clean technology industrial machinery…" on page 1, "[W]e were one of the first manufacturers of CDQ transport cars in China, and believe that we are a leading manufacturer of coke oven elevators" on page 2, and "[W]e believe we are a leading designer and manufacturer of CDQ transport cars that

are key components to a complete CDQ system" on page 3. Please disclose the basis for these statements.

3. If true, please expand the third paragraph to clarify that there is an agreement with Minmetals Yingkou rather than a partnership.

Coke Oven Elevator, page 4

4. Please cite the source for the U.S. Department of Energy's statement referred to at the beginning of the second paragraph.

Production, page 4

5. Briefly explain the significance of receiving "ISO 9001:2008 Quality Management System" certification.

Customers, page 5

6. If the company has material contracts with any of its major customers, please add disclosure to discuss the major provisions of those contracts. Also, please file the contracts as exhibits as required by Item 601(b) of Regulation S-K, or explain to us why the agreements are not required to be filed.

Intellectual Property, page 5

7. We note that you own seven patents. Please explain how you acquired ownership of these patents and disclose the principal terms of the agreements under which you acquired ownership. Please file these agreements as exhibits or explain why they are not required to be filed under Item 601 of Regulation S-K. In addition, please provide similar disclosure regarding the steel plate fusion technology and file any agreement as appropriate.

Research and Development, page 5

8. Please expand this section to provide the disclosure contemplated by Item 101(h)(4)(x) of Regulation S-K.

9. We note the statement that "[W]e plan to spend approximately $750,000 on research and development in 2010." Inasmuch as the year is almost over, please discuss what has been done to date and what is planned for the future.

Governmental and Environmental Regulation, page 5

10. Please substantially expand your discussion of regulations affecting your business, including the proposed steel plate fusion services, and relating to your corporate structure as it complies with PRC laws in regard to foreign ownership. Please disclose any governmental approvals required for your steel plate fusion services. See Item 101(h)(4)(viii-ix) of Regulation S-K.

11. We do not understand the statement, "[w]e currently incur nominal costs in connection with environmental laws as our manufacturing processes generate minimal discharge," (emphasis added) considering the discussion on pages 2 and 3, under "Industry Overview" and the risk factor on page 15, "Our business could be subject to environmental liabilities." Please revise.

Employees, page 6

12. Please revise to clarify the total number of employees in addition to the number of full-time employees. See Item 101(h)(4)(xii) of Regulation S-K.

Properties, page 10

13. Please expand this section to briefly describe the principal terms of the lease agreements. Also, please describe the properties in more detail. See Instruction 1 to Item 102 of Regulation S-K.

14. It is noted that the company has begun construction on a processing facility for Steel Plate Fusion. Please provide updated disclosure with respect to obtaining land-use rights where the facility will be located and "for another piece of land located in Dalian Liaoning Province, China."

15. Please disclose the status of the construction of the FusionTech processing factory and the remaining construction prior to operation. In this regard, we note that sales are not expected until the third quarter of 2011. Please describe this factory according to Instruction 1 of Item 102.

Risk Factors, page 11

16. We note the China-related risk factors do not discuss the PRC's M&A Regulations as they relate to FusionTech's acquisition of Dalian or the PRC's resident enterprise tax laws as they relate to FusionTech or FusionTech's non-PRC shareholders. Please revise or explain.

17. We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

How do you maintain your books and records and prepare your financial statements?

1. If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

2. If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

What is the background of the people involved in your financial reporting?

3. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:
    a) what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
    b) what relevant education and ongoing training he or she has had relating to U.S. GAAP;
    c) the nature of his or her contractual or other relationship to you;
    d) whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
    e) about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

4. If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
    a) the name and address of the accounting firm or organization;
    b) the qualifications of their employees who perform the services for your company;
    c) how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
    d) how many hours they spent last year performing these services for you; and
    e) the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

5. If you retain individuals who are not your employees and are not employed by an accounting
    firm or other similar organization to prepare your financial statements or evaluate your
    internal control over financial reporting, do not provide us with their names, but please tell us:
    a) why you believe they are qualified to prepare your financial statements or evaluate your
        internal control over financial reporting;
    b) how many hours they spent last year performing these services for you; and
    c) the total amount of fees you paid to each individual in connection with the preparation of
        your financial statements and in connection with the evaluation of internal control over
        financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

6. As you do not identify an audit committee financial expert in your filings, please describe
    the extent of the audit committee's U.S. GAAP knowledge.

Payment of Dividends, page 23

18. Your disclosure, here, and on page 35, that you have never paid cash dividends
    appears to be inconsistent with your disclosure on page 26, which states that you paid
    dividends of $512,750 during the nine months ended September 30, 2010, and with
    your statements of stockholders' equity and of cash flows, on pages F-4 and F-5.
    Please revise or advise.

Management's Discussion and Analysis of Financial Condition…

Overview, page 24

19. The Management's Discussion and Analysis section is one of the most critical aspects
    of your disclosure. As such, we request that you revise this section to provide a more
    detailed executive overview to discuss the events, trends, and uncertainties that
    management views as most critical to your future revenues, financial position,
    liquidity, plan of operations, and results of operations, to the extent known and
    foreseeable. To assist you in this regard, please refer to the Commission Guidance
    Regarding Management's Discussion and Analysis of Financial Condition and
    Results of Operations, Release Nos. 33-8350 (December 19, 2003) at
    http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit
    more meaningful disclosure in MD&A in a number of areas, including the overall
    presentation and focus of MD&A, with general emphasis on the discussion and
    analysis of known trends, demands, commitments, events and uncertainties, and
    specific guidance on disclosures about liquidity, capital resources, and critical
    accounting.

Results of Operations, page 25

20. Please revise the analysis of your operating results for each period presented to describe and quantify underlying material activities that generated income statement variances between periods. For example, there was a 29% increase in general and administrative expenses for the nine months ended September 30, 2009 to September 30, 2010 "due to the increase in bad debt allowance". As this factor comprises a small portion of the increase, please identify the other components and explain the reason(s) for the increase.

Liquidity and Capital Resources, page 26

21. We note your disclosure that you will continue to finance operations though collection of accounts receivable and the sale of your inventory. Considering the respective balances of your accounts receivable and inventory in relation to your current liabilities, as well as your negative cash flows from operations in the most recent nine months, please describe in detail how you plan to fund your existing operations over the next 12 months. In addition, explain the reasons why operating activities used cash during the nine months ended September 30, 2010 when they had provided cash in previous periods.

22. Please revise your disclosure to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items. Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC's Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

23. We note the short term note referenced on page 26. Please discuss in greater detail the principal terms of that note, and considering that it is due on January 11, 2011, discuss how the company plans to repay the loan.

24. It is noted in your risk factor on page 14 that with the planned expansion of the company's business to offer Steel Plate Fusion services that the company will "likely incur significant capital and operational expenses". Please provide an in-depth discussion to address the company's anticipated cash needs for the new service and further, to address the company's planned sources of capital to be used for this purpose.

25. We note the disclosure under risk factor "[i]f we fail to satisfy contribution of capital requirements …."   Please quantify the capital contribution and describe the financing efforts.

Certain Relationships and Related Transactions, page 32

26. Please disclose and quantify the dividend payments to each related party for the time periods covered by Item 404 of Regulation S-K.

Executive Compensation, page 30

27. Please disclose the current compensation arrangements regarding the named executive officers.

Exhibits

28. We note Exhibit 10.3 contains numerous blank spaces. Please file an executed version of this exhibit in its complete form.

Financial Statements, Exhibit 99.3
Notes to the Financial Statements, page F-6
General

29. We note you have not provided segment information. Please tell us how you analyzed FASB ASC 280 in reaching your conclusion regarding segment reporting. Revise to provide the necessary disclosures regardless of whether you have one or multiple reportable operating segments. Refer to the guidance of FASB ASC 280-10-50-20 through 280-10-50-41, as applicable.

Revenue Recognition, page F-9

30. We note your revenue recognition policy disclosure lists the four criteria outlined in SAB 104. Please revise to elaborate upon how each of the SAB 104 criteria specifically applies to your revenue stream and address the following items:
- Include a more specific description regarding the nature of your unearned revenue;
- Provide a comprehensive discussion regarding the nature of your warranties and discuss how you record warranty expense during the periods presented;
- We note your disclosure on page 12 that your agreements provide for reaching certain milestones, customer acceptance and negotiated warranties. Given these provisions, please provide a specific and comprehensive discussion regarding why you believe it is appropriate to record revenue on the date of shipment; and
- We note your disclosure on page 12 that payment of the final 10% of the purchase price is due no later than the termination date of the warranty. Please discuss when you record the revenue related to this payment.

Form 10-K for Fiscal Year Ended January 31, 2010

Signature Page

    31. Please confirm that you will include and designate the signature of the principal accounting officer in future filings.

Closing Comments

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Blaise Rhodes, staff accountant at (202) 551-3774 or Brian Bhandari, review accountant at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact Janice McGuirk, examiner at (202) 551-3395 or the undersigned at (202) 551- 3795 with any other questions.

                                 Sincerely,

                                 John Reynolds,
                                 Assistant Director

cc: via fax to Robert Newman, Esq.
               (212) 202-6055